July 29, 2019

VIA EDGAR

Mr. Edward Kelly

Ms. Amanda Ravitz

Staff Attorneys

Division of Corporation Finance

Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.

Registration Statement on Form S-1,

filed June 28, 2019

Dear Mr. Kelly and Ms. Ravitz:

On behalf of Crown Electrokinetics Corp. (the “Company”), we are transmitting the following responses to the Staff’s letter, dated July 24, 2019, containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the United States Securities and Exchange Commission (the “Commission”) on June 28, 2019. Simultaneously herewith, the Company is filing an Amendment No. 1 to the Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Exhibit 10.1, page 1

1.	Refer to comments 3 and 6 in our May 13, 2019 letter. It appears that your disclosure on pages 13, F-7, and F-14 do not reflect that:

●	the first amendment to the intellectual property agreement dated April 12, 2016 provided that $75,000 is payable upon completion of the technology transfer and $100,000 is payable upon the first anniversary of the agreement’s effective date;

●	the sales agreement dated April 12, 2016 provided that $25,000 of the $200,000 purchase price is allocated to acquire equipment;

●	the second amendment to the intellectual property agreement dated May 1, 2017 increased the purchase price of technology to $375,000, provided that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date, and $100,000 is payable upon the third anniversary of the agreement’s effective date, and extended the closing date to January 31, 2020; and

●	the third amendment to the intellectual property agreement dated March 10, 2019 extended the closing date to January 31, 2021, and provided that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date, and $100,000 is payable before April 20, 2019

Mr. Kelly and Ms. Ravitz

July 29, 2019

RESPONSE: The Company revised its disclosure on page 13 and footnotes 1 and 6 with the following:

“On January 31, 2016, we entered into an Intellectual Property (“IP”), agreement with Hewlett-Packard Development Company, L.P. and HP, Inc., collectively (“HP”), to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in our products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and has a two year closing date. On April 12, 2016 the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019. As of the date of this report, the remaining $100,000 owed to HP for the research license has not been paid. The agreement grants the Company an option to purchase the related assignable patents at a purchase price of $1.4 million.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

2. Please reconcile disclosure on page F-15 that you have paid $275,000 for the transfer of the technology as of March 31, 2019 and that the remaining $100,000 has been accrued and will be paid over the remaining term of the license with the disclosure in the third amendment to the intellectual property agreement dated March 10, 2019 that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date, and $100,000 is payable before April 20, 2019. Additionally, please confirm whether you paid the $100,000 before April 20, 2019, and if you did not, provide appropriate disclosure in the risk factors and MD&A sections of the consequences for you and investors.

Mr. Kelly and Ms. Ravitz

July 29, 2019

RESPONSE: The Company has modified footnote 6 as follows:

“On January 31, 2016, the Company, entered into an IP agreement with HP to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in the Company’s products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and a two year closing date. On April 12, 2016 the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019.

As of June 30, 2019, the remaining $100,000 owed to HP for the research license has not been paid.

Under the guidance of ASC 350, Intangibles – Goodwill and Other Intangibles, the Company recorded the research license at the cost to acquire the license. As of March 31, 2019, the Company has paid $275,000 for the transfer of the technology. The remaining $100,000 has been accrued and will be paid over the remaining term of the license. The research license will be amortized over a 10 year useful life.

Amounts due under the HP agreement are as follows:

Balance due as of March 31, 2016	$175,000
Payment on transfer of technology - April 29, 2016	(75,000)
Payment on first anniversary of effective date - January 31, 2017	(100,000)
Balance due as of March 31, 2017	-
Increase in purchase price of intellectual property - May 1, 2017	200,000
Payment on second anniversary of effective date - January 31, 2018	(50,000)
Balance due as of March 31, 2018	150,000
Payment on July 30, 2018	(50,000)
Balance due as of March 31, 2019	$100,000

The carrying amounts related to the research license as of March 31, 2019 and 2018 were as follows:

	March 31,
	2019	2018
Research license	$375,000	$375,000
Total	375,000	375,000
Accumulated amortization	(99,593)	(59,303)
Research license, net	$275,407	$315,697

Mr. Kelly and Ms. Ravitz

July 29, 2019

The following table represents the total estimated amortization for the research license for the five succeeding years and thereafter as of March 31, 2019:

Estimated Amortization Expense
2020	$40,400
2021	40,290
2022	40,290
2023	40,290
Thereafter	114,137
Total	$275,407

For the years ended March 31, 2019 and 2018, the Company recorded amortization expense of $40,290 and $38,412, respectively.

The Intellectual Property Agreement grants the Company an option to purchase the related assignable patents for a purchase price of $1.4 million and must be exercised at least 60 days prior to the closing date of January 31, 2021. The Company will be responsible for all costs associated with the assignable patents and will pay a royalty of 3.0% of the gross revenues received by the Company and its Affiliates for the sale, rental, license or other disposition of the licensed products. As of March 31, 2019 and the date of this report, the Company has not exercised this option.

The Company has also added a risk factor regarding the consequences of such non - payment.

Note 14 - Subsequent Events, page F-24

3. Please revise your disclosure to state the specific date the financial statements were available to be issued.

RESPONSE: The Company has updated the subsequent events footnote with the financial statement issuance date of July 29, 2019 and included any new subsequent events as of July 29, 2019.

4. Please disclose the total amount of compensation expense to be recognized for the 6 million shares of restricted stock issued to employees on June 14, 2019.

RESPONSE: The Company has revised the subsequent event footnote for the restricted stock issuance as follows:

“Restricted Stock Awards

On June 14, 2019, the Company issued 6,000,000 shares of restricted stock with a grant date fair value of approximately $4.9 million or $0.82 per share, to its employees. The fair value of the restricted stock awards are measured based on their fair value at the grant date and amortized over the vesting period. The restricted shares will vest provided the employee remains in continuous service, and vest on the earlier of two years, a change of control of the Company, an initial public offering or a listing on a stock exchange.”

Mr. Kelly and Ms. Ravitz

July 29, 2019

General

5. We are unable to locate any revisions made in response to comment 7 in our May 13, 2019 letter. Please revise disclosure throughout the registration statement, including the prospectus’ outside front cover page, “About This Offering” on page 4, and “Plan of Distribution” on page 36, to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are listed on a national securities exchange, or are quoted on the OTC Bulletin Board, or are quoted in the OTCQX marketplace or the OTCQB marketplace of OTC Link and after that at prevailing market prices or privately negotiated prices. Also, please state if true that you have no present intent to seek a listing or quotation on an national exchange or any OTC market.

RESPONSE: The Company has revised the Registration Statement accordingly to indicate that shares of common stock being offered for sale by selling stockholders will be sold at a fixed price of $0.82 until shares of the Company’s common stock are listed on a national securities exchange or are quoted on a platform maintained by the OTC Markets Group.

6. Please request Marcum LLP to update their consent in Exhibit 23.1 to include the specific date of their report.

RESPONSE: Marcum LLP’s consent has been revised accordingly to include the specific date of the report.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Douglas Croxall
Douglas Croxall

Enclosure